                                Filed by Bellwether Exploration Company
                                Pursuant to Rule 425 of the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934
                                Subject Company: Bellwether Exploration Company Commission File No: 000-08609

The following press release was made
by Bellwether Exploration Company.

                                                  Bellwether Exploration Company
                                                          1331 Lamar, Suite 1455
                                                       Houston, Texas 77010-3039
[BELLWETHER LOGO APPEARS HERE]                                      NEWS RELEASE
--------------------------------------------------------------------------------

FOR IMMEDIATE RELEASE                                                   CONTACT:
FEBRUARY 2, 2001                 LANCE L. WEAVER - DIRECTOR, INVESTOR RELATIONS,
                                                          AND FINANCIAL ANALYSIS
                                                       weaverl@bellwetherexp.com
                                                                  (713) 495-3061

                        BELLWETHER EXPLORATION COMPLETES
                       LAST PHASE OF NON-CORE OIL AND GAS
                          PROPERTY DIVESTITURE PROGRAM


HOUSTON - Bellwether Exploration Company (NASDAQ: BELW) announced today the completion of the last phase of its divestiture program with the sale of approximately 4 MMBOE of non-core oil and gas properties for $27 million. Proceeds from the transaction will be used to pay down company debt.

Today's announced sale will eliminate approximately 450 wells, while reducing production by only 2,293 net BOE per day. Bellwether is also in the final stages of negotiations for the sale of a gas plant in West Texas, and is expected to close within 30 days. The total divestiture program which was initiated last fall, included overall sales of approximately 7.3 MMBOE for $49 million, and will represent annual cost savings of approximately $1 million in associated G&A expenses.

"This sale, along with the prior property sale transactions, will complete the divestiture phase of our strategy that we laid out earlier this fall." commented Doug Manner, President and CEO. "Our balance sheet will be improved and will provide the ability to re-deploy, through acquisition, into new, operated assets in our core areas", added Manner.

In addition to today's announced property sale, Bellwether continues to move forward with its plans to acquire Bargo Energy Company. The SEC Form S-4 Registration Statement was filed on February 1, 2001. Additionally, new budgets are being honed and asset integration plans are proceeding.

Bellwether Exploration Company is an independent oil and gas exploration and production company headquartered in Houston, Texas with oil and gas properties located in three core areas: the Gulf of Mexico both onshore and offshore, Southeast New Mexico/West Texas and Ecuador.

                                       ###

This news release includes forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Although the Company believes that its expectations are based on reasonable assumptions, it can give no assurances that forecasted results will be achieved. Important factors that could cause actual results to differ materially from those in the forward-looking statements herein are referenced in the Company's annual report and 10-K for year-end 1999 and current reports and registration statements filed with the Securities and Exchange Commission.

INVESTOR NOTICES

This conference call script includes "forward-looking statements" as defined by the Securities and Exchange Commission. Such statements are those concerning the companies' merger and strategic plans, expectations and objectives for future operations. All statements included in this press release that address activities, events or developments that the companies expect, believe or anticipate will or may occur in the future are forward-looking statements. This includes completion of the proposed merger, completion of reserve estimates, production, cash flow and EBITDA estimates, future financial performance, future equity issuance and other matters. These statements are based on certain assumptions made by the companies based on their experience and perception of historical trends, current conditions, expected future developments and other factors they believe are appropriate in the circumstances. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the companies. Statements regarding future production are subject to all of the risks and uncertainties normally incident to the exploration for and development and production of oil and gas. These risks include, but are not limited to, inflation or lack of availability of goods and services, environmental risks, drilling risks and regulatory changes. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

Investors and security holders are urged to read the proxy statement/prospectus that will be included in the Registration Statement on Form S-4 to be filed with the SEC in connection with the proposed merger. Bellwether Exploration Company ("Bellwether") and Bargo Energy Company ("Bargo") will file the proxy statement/prospectus with the SEC. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other documents filed by Bellwether and Bargo with the SEC at the SEC's web site at www.sec.gov. The proxy statement/prospectus and such other documents (relating to Bellwether) may also be obtained for free from Bellwether by directing such request to:
Bellwether Exploration Company, Bellwether Exploration Company, 1331 Lamar, Suite 1455, Houston, Texas 77010, Attention: Lance Weaver; telephone: (713) 495-3061; e-mail: weaverl@bellwetherexp.com. The proxy statement/prospectus and such other documents (relating to Bargo) may also be obtained for free from Bargo by directing such request to: Bargo Energy Company, 700 Louisiana, Suite 3700, Houston, Texas 77002, Attention: Jerry Sears; telephone: (713) 236-9792; e-mail: jsears@bargo.com.

Bellwether, its directors, executive officers and certain members of management and employees may be considered "participants in the solicitation" of proxies from Bellwether's shareholders in connection with the merger. Information regarding such persons and a description of their interests in the merger will be contained in the Registration Statement on Form S-4 when it is filed.

Bargo, its directors, executive officers and certain members of management and employees may be considered "participants in the solicitation" in connection with the merger. Information regarding such persons and a description of their interests in the merger will be contained in the Registration Statement on Form S-4 when it is filed.